UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

KOHL’S CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

500255104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 500255104

1)

Name of Reporting Person

Peter M. Sommerhauser

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	14,659,746

6)	Shared Voting Power:	1,125,319

7)	Sole Dispositive Power:	14,659,686

8)	Shared Dispositive Power:	1,125,319

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

15,785,065

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]

11)

Percent of Class Represented by Amount in Row (9)

5.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. 500255104

ITEM 1(a).

Name of Issuer.

Kohl’s Corporation

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

N56 W17000 Ridgewood Drive

Menomonee Falls, Wisconsin 53051

ITEM 2(a).

Name of Persons Filing.

Peter M. Sommerhauser

ITEM 2(b).

Address of Principal Business Office.

780 North Water Street
Milwaukee, Wisconsin 53202

ITEM 2(c).

Citizenship or Place of Organization.

United States

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of common stock, $.01 par value, of Kohl’s Corporation

ITEM 2(e).

CUSIP Number.

500255104

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.

Ownership.

(a)	Amount Beneficially Owned:	15,785,065*

(b)	Percent of Class:	5.1%

(c)	Number of shares to which such person has:

(i)	sole power to vote or to direct the vote:	14,659,746*

(ii)	shared power to vote or to direct the vote:	1,125,319

(iii)	sole power to dispose or to direct the disposition of:	14,659,686*

(iv)	shared power to dispose or to direct the disposition of:	1,125,319

*including options to acquire 17,373 shares which are exercisable within 60 days of December 31, 2009.

ITEM 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.

Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.

Notice of Dissolution of Group.

Not Applicable.

ITEM 10.

Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 29th day of January, 2010.

/s/ Peter M. Sommerhauser

Peter M. Sommerhauser

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